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                              March 25, 2021

       Vincent T. Cubbage
       Chief Executive Officer
       TortoiseEcofin Acquisition Corp. III
       5100 W. 115th Place
       Leawood, KS 66211

                                                        Re: TortoiseEcofin
Acquisition Corp. III
                                                            Registration
Statement on Form S-1
                                                            Filed February 26,
2021
                                                            File No. 333-253586

       Dear Mr. Cubbage:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed February 26, 2021

       Conflicts of Interest, page 110

   1. We note disclosure that states that "[e]ach of our officers and directors presently has, and any of them in the
future may have additional fiduciary or contractual obligations to other entities pursuant to
which such officer or director is or will be required to present a business combination
opportunity to such entity" [emphasis added]. Please revise your
                                                        Conflicts of Interest
disclosure to include all of the "other entities" with which each of your officers and
directors could have a conflict of interest involving the presentation of business opportunities.
 Vincent T. Cubbage
FirstName  LastNameVincent  T. Cubbage
TortoiseEcofin Acquisition Corp. III
Comapany
March      NameTortoiseEcofin Acquisition Corp. III
       25, 2021
March2 25, 2021 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Brenda Lenahan